ATVROCKN

A Nevada Corporation

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1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

February 29, 2011

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 3 to Registration Statement on Form S-1

Filed January 5, 2012

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a supplemental response to comment 20 raised by the Staff of the U. S. Securities and Exchange Commission (the “Staff”) in its comment letter dated December 19, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on December 5, 2011. Please note, on January 5, 2012, we filed Amendment No. 3, which addressed all of the Staff’s recent comments.

Set forth below is the Company’s response to the Staff’s comment pursuant to Rule 3-12(a) and (g)(1)(ii) of Regulation S-X.

Comment 20. Please note that if your filing is not effective by January 13, 2012 you will need to update the financial statements and all related disclosures for your interim period ended November 30, 2011 pursuant to Rule 3-12(a) and (g)(1)(ii) of Regulation S-X.

Response: We are filing Amendment No. 4 to our Registration Statement on Form S-1, which now includes our interim financials for the period ended November 30, 2011.

Mr. Field, based on the fact, that we have now updated the Registration Statement pursuant to Rule 3-12(a) and (g)(1)(ii) of Regulation S-X, please let us know if we can request effectiveness of this Registration Statement.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.